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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended:
                                  --------------------------------------------
                 /   / Transition Report on Form 10-K
                 /   / Transition Report on Form 20-F
                 /   / Transition Report on Form 11-K
                 / X / Transition Report on Form 10-Q
                 /   / Transition Report on Form N-SAR

                 For the Transition Period Ended: March 31, 1997


       READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED
       HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

          Transition Report on Form 10-QSB

PART I -- REGISTRANT INFORMATION

Electronics Communications Corp. (File No. 0-24486)
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Full Name of Registrant

N/A
----
Former Name if Applicable

10 Plog Road
------------
Address of Principal Executive Office (Street and Number)

Fairfield, New Jersey 07004
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/ X / will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.(1)

            (See footnote "1" below)

Due to the timing and difficulty of the reporting process and auditor review the additional expense would be unreasonable.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Les Winder                (201)              808-8862
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

-----------------------------

(1) The Company currently has before the Commission for comment a Registration Statement on Form S-3, Pre-Effective Amendments "3" and "4" (File No. 1.3764). Just prior to the end of the reporting period (March 31, 1997), by its letter of March 28, 1997, the Commission issued substantial substantive comments with respect to that Registration Statement. Those comments necessitated the application of both additional man-hours and procedures relating to the Company's financial statements for prior periods, in particular, those contained in the Company's Annual Report on Form 10-KSB (to be incorporated by reference in the Registration Statement on Form S-3). These changes impacted on the Company's financials to be issued for the first quarter of 1997. The Company's accountants are comprised of a small firm who were unable, consistent with their resources and other engagements, to complete all of these necessary procedures so as to facilitate the timely filing of the Company's 10-QSB. However, with the application of additional man-hours on an overtime basis, it is anticipated that the necessary procedures and changes will be completed so that this report will be so filed within the five (5) day extension provided upon the filing of this Notification.

                                       2

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(2) Have all other periodic reports required under Section 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.(2)

          (See footnote "2" below)

                       Electronics Communications Corp.
             ---------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date:  May 15, 1997       By:  /s/ Les Winder
                                 ----------------------------
                                 Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).

---------------------------

(2) For the three months ended March 31, 1997, as compared to the three months ended March 31, 1996, the Company will report a net loss before taxes of $1,142,221.00, as compared to a profit of $1,257.00 for the prior period. This loss reflects the Company's continuing transition from its prior principal concentration as a distributor of consumer electronics products to an FCC-licensed, wireless Personal Communications Service ("PCS") and pager carrier, and a concomitant transition away from solicitation of cellular activations on behalf of NYNEX Mobile Communications, Inc. and Bell Atlantic NYNEX Mobile Communications, Inc., (which was previously the Company's major source of commission income). The transition away from NYNEX and Bell Atlantic was, in part, reflective of the diminished competitiveness of those companies, in the terms offered to their dealers, such as the Company and, in part, an effort to negotiate a release from those companies from certain non-competition and non-solicitation provisions which would have prohibited or inhibited the Company's initiation of solicitations for PCS activations. This transition was based on the Company's belief and perception that PCS is the future of wireless communications. Accordingly, for the quarter ended March 31, 1997, sales relating to electronics products were reduced by more than $900,000, and commission income during this period was down by just over $1,000,000, as compared to the prior period, accounting for substantially all of the change in the results of operations between the two periods, net of accompanying cost of sales.

                                       3

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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).